Newtek Business Lending, LLC and Subsidiaries Consolidated Financial Statements and Independent Auditor’s Report December 31, 2022 and 2021

Page: Independent Auditor’s Report 1 - 2 Consolidated Financial Statements Consolidated Statements of Financial Position as of December 31, 2022 and 2021 3 Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 4 Consolidated Statements of Changes in Member's Equity for the years ended December 31, 2022 and 2021 5 Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021 6 Notes to Consolidated Financial Statements for the years ended December 31, 2022 and 2021 7 - 18 Newtek Business Lending, LLC and Subsidiaries Index December 31, 2022 and 2021

1 Independent Auditor’s Report Board of Directors Newtek Business Lending, LLC, and Subsidiaries Opinion We have audited the consolidated financial statements of Newtek Business Lending, LLC and its subsidiaries (the Company), which comprise the consolidated statements of financial position, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

2 Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we:  Exercise professional judgment and maintain professional skepticism throughout the audit.  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. Hartford, Connecticut March 15, 2023

2022 2021 Assets Cash $ 8,548,899 $ 10,995,399 Restricted cash 1,289,569 919,134 Loans receivable at fair value 69,745,509 66,473,129 Accrued interest receivable 432,822 276,398 Derivative instruments 69,116 — Deferred financing costs 994,096 1,033,082 Prepaid expenses and other assets 223,660 31,374 Fixed assets, net of accumulated depreciation 11,440 22,937 Due from affiliates 158,922 36,990 Total assets $ 81,474,033 $ 79,788,443 Liabilities and Member's Equity Liabilities Accounts payable and accrued expenses $ 6,180,526 $ 3,885,794 Accrued interest payable 293,268 127,236 Derivative instruments — 42,657 Good faith deposits 645,434 748,084 Dividend payable 1,500,000 3,500,000 Due to affiliates 178,290 87,732 Bank note payable 42,520,809 35,241,245 Total liabilities 51,318,327 43,632,748 Commitments and Contingencies (Note 6) Member's equity Member's contributions 29,500,651 35,207,379 Member's distributions (10,125,000) (5,100,000) Retained earnings 10,780,055 6,048,316 Total member's equity 30,155,706 36,155,695 Total liabilities and member's equity $ 81,474,033 $ 79,788,443 December 31, See accompanying notes to these consolidated financial statements. Newtek Business Lending, LLC and Subsidiaries Consolidated Statements of Financial Position December 31, 2022 and 2021 3

2022 2021 Revenue Interest income $ 6,298,277 $ 4,794,140 Loan processing fees 4,317,861 2,753,908 Other income 1,525,474 790,405 Total revenue 12,141,612 8,338,453 Expenses Salaries and benefits 2,635,757 2,548,722 Interest expense 3,109,106 2,210,315 Referral fees 697,939 376,645 Other general and administrative expenses 1,790,292 1,537,214 Total expenses 8,233,094 6,672,896 Operating income 3,908,518 1,665,557 Net unrealized depreciation on loans receivable at fair value (2,240,302) (285,299) Net realized gain on sale of loans 511,315 2,401,108 Realized gain on derivative transactions 2,440,435 644,134 Unrealized gain (loss) on derivative transactions 111,773 (42,657) Net income $ 4,731,739 $ 4,382,843 See accompanying notes to these consolidated financial statements. Newtek Business Lending, LLC and Subsidiaries Consolidated Statements of Operations December 31, 2022 and 2021 4

Member's equity - December 31, 2020 $ 39,977,230 Capital contributions from member 31,350,000 Return of capital to member (36,054,378) Distributions to member (3,500,000) Net income 4,382,843 Member's equity - December 31, 2021 36,155,695 Capital contributions from member 35,140,000 Return of capital to member (40,846,728) Distributions to member (5,025,000) Net income 4,731,739 Member's equity - December 31, 2022 $ 30,155,706 See accompanying notes to these consolidated financial statements. Newtek Business Lending, LLC and Subsidiaries Consolidated Statements of Changes in Member’s Equity December 31, 2022 and 2021 5

Net unrealized depreciation on loans receivable at fair value 2,240,302 285,299 Net unrealized (gain) loss on derivative investments (111,773) 42,657 Realized gains on sale of loans (511,315) (2,401,108) Realized gains on sales of derivatives (2,440,435) (644,134) Amortization of deferred financing costs 740,956 693,858 Depreciation of fixed assets 9,028 10,336 Disposal of fixed assets 2,469 — Origination of loans receivable (89,483,021) (92,372,736) Sale of loans receivable 46,078,055 97,600,620 Sale of loans receivable to affiliate 21,770,244 5,130,948 Principal received on loans 16,633,356 3,755,986 Proceeds received on derivative transactions 2,440,435 644,134 Changes in operating assets and liabilities: Accrued interest receivable (156,424) 16,114 Prepaid expenses and other assets (192,286) 10,437 Accounts payable and accrued expenses 2,294,733 2,855,718 Accrued interest payable 166,032 14,943 Good faith deposits (102,650) 372,634 Dividend payable (2,000,000) 1,900,000 Due to/from affiliates (31,377) (111,398) Net cash provided by operating activities 2,078,068 22,187,151 Cash flows from financing activities: Net borrowings (repayments) on bank lines of credit 7,279,564 (8,975,000) Contributions from member 35,140,000 31,350,000 Return of capital to member (40,846,728) (30,899,000) Distributions to member (5,025,000) (3,500,000) Deferred financing costs paid (701,969) (1,144,552) Net cash used in financing activities (4,154,133) (13,168,552) Net (decrease) increase in cash and restricted cash (2,076,065) 9,018,600 Cash and restricted cash - beginning of year 11,914,533 2,895,933 Cash and restricted cash - end of year $ 9,838,468 $ 11,914,533 Supplemental disclosure of cash flow activities: Cash paid for interest $ 2,205,725 $ 1,501,514 Supplemental disclosure of non-cash activities: Sale of loans receivable to affiliate deemed return of capital $ — $ 5,155,378 Year Ended December 31, 2022 2021 Cash flows from operating activities: Net income $ 4,731,739 $ 4,382,843 Adjustments to reconcile net income to net cash used in operating activities: See accompanying notes to these consolidated financial statements. Newtek Business Lending, LLC and Subsidiaries Consolidated Statements of Cash Flows December 31, 2022 and 2021 6

1. Organization and Description of Business Newtek Business Lending, LLC (“NBL”) was formed on March 14, 2018 as a single member Limited Liability Company (“LLC”) in accordance with the Delaware Limited Liability Company Act. NBL and its wholly-owned subsidiaries, NBL SPV I, LLC (“SPV”), NBL SPV II, LLC (“SPV II”), and NBL SPV III, LLC (“SPV III”) are collectively herein referred to as the “Company”. The Company is in the business of originating, purchasing and selling commercial loans under the U.S. Small Business Administration’s (“SBA”) 504 loans program as well as other conventional commercial loans. As of December 31, 2022, the Company’s membership interests were held by Newtek Business Services Corp., (the “Parent” or “NBSC”) through its subsidiary, Newtek Business Services Holdco 6, Inc. (“Holdco”). On January 6, 2023, NBL’s membership interests were transferred to and NBL became a wholly-owned subsidiary of Newtek Bank, National Association (“Newtek Bank”), a newly acquired subsidiary of the Parent. This transaction is further detailed in Note 12 which discusses subsequent events. 2. Summary of Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the fair value of loans receivable. Consolidation Policy The consolidated financial statements include its accounts and results of operations and that of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Cash The Company maintains its cash balances at financial institutions of high credit quality, however, it is exposed to credit risk for amounts held in excess of FDIC limits. As of December 31, 2022, cash deposits in excess of insured amounts totaled approximately $7,389,000. The Company does not anticipate non-performance by these institutions. Restricted Cash Restricted cash includes amounts for cash margin held as collateral for derivative instruments. The following table provides a reconciliation of cash and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows at December 31, 2022 and 2021: 2022 2021 Cash $ 8,548,899 $ 10,995,399 Restricted cash 1,289,569 919,134 Total cash and restricted cash $ 9,838,468 $ 11,914,533 Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 7

Valuation of Loans Receivable Loans receivable have been recorded at fair value at December 31, 2022 and 2021. NBL elected the fair value option for loans receivable that we originated or purchased with the intent to sell to third parties. Fair value is applied to all of loans in accordance with relevant GAAP, which establishes a framework used to measure fair value and requires disclosures for fair value measurements. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, our own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date. The Company’s valuation technique includes a three-level fair value hierarchy which is more fully described in Note 3 of the consolidated financial statements. Deferred Financing Costs Deferred financing costs are amortized ratably over the terms of the related line-of-credit and recorded as interest expense in the accompanying consolidated statement of operations. Derivative Instruments The Company uses derivative instruments primarily to economically manage the fair value variability of fixed rate assets caused by interest rate fluctuations. Derivative instruments consist of interest rate futures and are held at fair value on the balance sheet. Collateral posted with our futures counterparties is segregated in the Company’s books and records. Interest rate futures are centrally cleared by the Chicago Mercantile Exchange (“CME”) through a futures commission merchant. Interest rate futures that are governed by an ISDA agreement provide for bilateral collateral pledging based on the counterparties’ market value. The counterparties have the right to re-pledge the collateral posted but have the obligation to return the pledged collateral, or, if the Company agrees, substantially the same collateral as the market value of the interest rate futures change. The Company is required to post initial margin and daily variation margin for interest rate futures that are centrally cleared by CME. CME determines the fair value of our centrally cleared futures, including daily variation margin. Effective January 3, 2017, CME amended its rulebooks to legally characterize daily variation margin payments for centrally cleared interest rate futures as settlement rather than collateral. As a result of this rule change, variation margin pledged on the Company’s centrally cleared interest rate futures is settled against the realized results of these futures. Revenue Recognition The Company records investment income when there is persuasive evidence of an arrangement, the fees are fixed and determinable, all contingencies are resolved and collection is reasonably assured. Interest income Interest on loan receivables are accrued and included in income based on contractual rates applied to principal amounts outstanding. Interest income on all loans are recognized as earned. Loans are placed on non-accrual status if they are over 90 days past due with respect to principal or interest and, in the opinion of management, interest or principal on individual loans is not collectible, or at such earlier time as management determines that the collectability of such principal or interest is unlikely. When a loan is designated as non-accrual, the accrual of interest is discontinued, and any accrued but uncollected interest income is reversed and charged against current income. At December 31, 2022, there was one non- accrual loan with a principal loan balance of approximately $250,000 with uncollected interest related to the loan of approximately $17,000. At December 31, 2021, there were one non-accrual loan with principal loan balances of approximately $250,000. Uncollected interest related to the loans was approximately $42,000. While a loan is classified as non-accrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Net realized gain on sale of loans Net realized gain on sale of loans relates to the income earned from the sale of both conventional and SBA 504 loans to third parties. Loans are generally sold for their outstanding principal balance plus a premium which is recognized when earned and recorded as net realized gain on sale of loans on the consolidated statements of operations. Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 8

Net unrealized appreciation on loans receivable at fair value Net unrealized appreciation on loans receivable at fair value relates to the change in the recorded value of such loans based on the Company’s measurement of their fair market value. The adjustment to record the difference between the carrying value of loans receivable and their fair market value is presented on the consolidated statements of operations as net unrealized appreciation on loans receivable at fair value. Loan processing fee Loan processing fees are generally non-recurring in nature and earned as a “one time” fee in connection with the origination, administration, and legal fees of new SBA 504 loans. Other income Other income consists of loan modification fees, loan extension fees, loan prepayment fees as well as income derived from good faith deposits that is recognized when a potential borrower decides not to proceed with loan financing. Other income is generally non-recurring in nature and earned as a “one-time” fee. Employee Compensation The Company accounts for its stock-based compensation plan using the fair value method, as prescribed by ASC Topic 718, Stock Compensation. The Company measures the grant date fair value based upon the market price of NBSC’s common stock on the date of the grant and amortizes this fair value to salaries and benefits ratably over the requisite service period or vesting term. Income Taxes The Company is a single member LLC and is treated as a “disregarded entity” for Federal, State, and/or Local income tax purposes. The Company passes all income and expenses to Holdco to be taxed at the holding company level. Accordingly, no liability for Federal, State and/or Local income taxes have been recorded in the accompanying consolidated financial statements. The Company evaluated its tax positions at year end, and based on its analysis, determined that there were no uncertain tax positions that require adjustment to the financial statements. Recent Accounting Pronouncements In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts and transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848),” which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective as of March 12, 2020 through December 31, 2022. ASU No. 2021-01 provides increased clarity as the Company continues to evaluate the transition of reference rates, however, the impact of the adoption is not expected to be material. The adoption of ASU 2020-04 did not have a material impact on the Company’s consolidated financial statements. In February 2016, the FASB issued ASU 2016-02 (Topic 842), “Leases”. From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations for lessees. From the lessor's perspective, the new standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control the lease is treated as a financing lease. If the lessor doesn't convey risks and rewards or control an operating lease results. The new standard is effective for public business entities, certain not-for-profit entities and employee benefit plans that file financial statements with the U.S. Securities and Exchange Commission for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2021. Due to the fact that the Company currently has no leases, Topic 842 does not affect the consolidated financial statements. Reclassifications Certain prior period amounts have been reclassified to conform to the current period presentation. Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 9

3. Fair Value Measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and gives the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The levels of the fair value hierarchy are as follows: Level 1 Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date. Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets included debt securities with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type and age of investment, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by Management in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, Management’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. Management uses prices and inputs that are current as of the measurement date, including periods of market dislocation, if applicable. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. The Company’s loans receivable at December 31, 2022 and 2021 were measured at fair value using Level 3 inputs of the value hierarchy by using the discounted cash flow method and comparable sales of similar assets, respectively. There were no loans receivable that were transferred into or out of Level 3 of the value hierarchy during the years ended December 31, 2022 and 2021. The following table provides a summary of quantitative information about the Company’s fair value measurements of loans receivable. In addition to the inputs noted below, according to its valuation policy, the Company may also use other valuation techniques and methodologies when determining fair value measurements. The following tables are not intended to be all-inclusive, but rather provide information on the significant Level 3 inputs as they relate to the Company’s fair value measurements at December 31, 2022 and 2021. Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 10

Fair Value at December 31, 2022 Unobservable Input Range Input Value Loans receivable at fair value $ 69,745,509 Market yields 0 - 7.5% 7.50% Average cumulative default rate n/a 20% Fair Value at December 31, 2021 Unobservable Input Range Input Value Loans receivable at fair value $ 66,473,129 Historical premiums to par value 0 - 7.4% 3.0% The following table presents loans receivable at fair value by loan term. December 31, 2022 December 31, 2021 Loans due in five years or less $ 18,945,924 $ 15,172,990 Loans due between five and ten years 22,134,706 21,257,059 Loans due after ten years 28,664,879 30,043,080 Loans receivable at fair value $ 69,745,509 $ 66,473,129 The following table presents the changes in loans receivable - measured at fair value using Level 3 inputs for the years ended December 31, 2022 and 2021. Fair value, December 31, 2020 $ 83,627,517 Loans funded 92,372,735 Sale of loans (97,600,620) Realized gains on sale of loans 2,401,108 Sale of loans to affiliate (10,286,326) Principal payments received (3,755,986) Net unrealized depreciation (285,299) Fair value, December 31, 2021 $ 66,473,129 Loans funded 89,483,021 Sale of loans (46,078,055) Realized gains on sale of loans 511,315 Sale of loans to affiliate (21,770,244) Principal payments received (16,633,356) Net unrealized depreciation (2,240,302) Fair value, December 31, 2022 $ 69,745,509 The supplement to Note 3 included in these consolidated financial statements presents loans receivable at fair value as a percentage of member’s capital on the consolidated statement of assets and liabilities for the year ended December 31, 2022 and 2021. At December 31, 2022, the Company’s loans receivable at fair value consisted of 35 loans, with an aggregate unpaid principal balance of approximately $70,314,000 and a fair value of approximately $69,746,000, compared to 30 loans Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 11

Newtek Business Lending, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

with an aggregate unpaid principal balance of approximately $64,802,000 and a fair value of $66,473,000 at December 31, 2021.

At December 31, 2022, all loans had variable interest rates ranging from 5.80% to 11.30% with maturities between February 2023 and November 2047, with the exception of one loan that had an 8.00% fixed rate of interest maturing May 2023. Interest income earned for the year ended December 31, 2022 was approximately $6,298,000.

At December 31, 2021, all loans had variable interest rates ranging from 5.25% to 8.00% with maturities between February 2022 and March 2042 with the exception of one loan that had an 8.00% fixed rate of interest maturing February 2022. Interest income earned for the period ended December 31, 2021 was approximately $4,794,000.

4. Derivative Instruments

The Company uses derivative instruments primarily to economically manage the fair value variability of certain fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. The following is a breakdown of the derivatives outstanding as of December 31, 2022 and 2021:

Year Ended December 31, 2022

		Fair Value		Remaining
Contract Type	**Notional**	**Asset[1]**	**Liability[1]**	**Maturity (years)**
5-year Swap Futures	$ 25,864,312	$ 69,116	$ —	0.25

Year Ended December 31, 2021

		Fair Value		Remaining
Contract Type	**Notional**	**Asset[1]**	**Liability[1]**	**Maturity (years)**
5-year Swap Futures	$ 10,119,374	$ —	$ 42,657	0.25

(1) Shown as derivative instruments, at fair value, in the accompanying consolidated balance sheets.

The following table indicates the net realized gains (losses) and unrealized appreciation (depreciation) on derivatives as included in the consolidated statements of operations for the year ended December 31, 2022 and 2021:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Contract Type	**Unrealized Gain/ (Loss)**	**Realized Gain/ (Loss)**	**Unrealized Gain/ (Loss)**	**Realized Gain/ (Loss)**
5-year Swap Futures	$ 111,773	$ 2,440,435	$ (42,657)	$ 644,134

Collateral posted with our futures counterparty is segregated in the Company's books and records. The Company's counterparty held cash margin as collateral for derivatives as of December 31, 2022 and 2021, which is included in restricted cash in the consolidated balance sheets. Interest rate futures are centrally cleared by the Chicago Mercantile Exchange ("CME") through a futures commission merchant. The Company is required to post initial margin and daily variation margin for interest rate futures that are centrally cleared by CME. CME determines the fair value of our centrally cleared futures, including daily variation margin. Variation margin pledged on the Company's centrally cleared interest rate futures is settled against the realized results of these futures.

5. Bank Note Payable

In July 2018, the Company entered into a revolving credit and security agreement (the "CO Facility") with Capital One, N.A. ("Capital One") which has been guaranteed by NBSC. The CO Facility allows for borrowings for a two year period

12

ending on the second anniversary of the execution of the agreement for an amount up to $75,000,000. The CO Facility provides that upon the occurrence of certain events, the maximum amount of the line of credit under the agreement can be increased from $75,000,000 to $150,000,000 at a later date upon request. In April 2019, the Company executed an amendment to the CO Facility with Capital One. The amendment, effective as of January 31, 2019, revised certain debt covenants as were previously defined by the CO Facility. In September 2019, the Company executed a second amendment to the CO Facility with Capital One. The amendment, effective as of April 30, 2019, revised certain definitions as were previously defined by the CO Facility. In July 2020, the Company executed a third and forth amendment to the CO Facility with Capital One. The amendment, effective as of July 31, 2020, revised certain definitions as were previously defined by the CO Facility In October 2020, the Company executed a fifth amendment to the CO Facility with Capital One. The amendment, effective October 27, 2020, revised certain definitions as were previously defined by the CO Facility. In November 2020, the Company executed a sixth amendment to the CO Facility with Capital One. The amendment, effective November 4, 2020, revised the maturity date, certain definitions, and concentration limitations, as were previously defined by the CO Facility. In November 2022, the Company executed a seventh amendment to the CO Facility with Capital One. The amendment, effective November 4, 2022, revised the maturity date, certain definitions, and concentration limitations, as were previously defined by the CO Facility. In December 2022, the Company executed a eighth amendment to the CO Facility with Capital One. The amendment, effective December 6, 2022, revised the maturity date, certain definitions, and concentration limitations, as were previously defined by the CO Facility. In addition, the amendment reduced the maximum amount on the facility from $75,000,000 to $60,000,000. As of December 31, 2022 and 2021, the Company had approximately $22,597,000 and $20,741,000, respectively, outstanding under the CO Facility. Advances under the CO Facility are classified either as a “Base Rate Advance” or a “SOFR Rate Advance” at the Company’s election. Each Base Rate Advance shall bear interest on the outstanding balance at a rate equal to the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% and (c) the 1-month SOFR Rate plus 1%. Each SOFR Rate Advance shall bear interest on the outstanding balance at a rate equal to (y) 1-month SOFR plus 1% (Floor of .50%) (z) the applicable margin of 2.75%. Additionally, the Company must pay a fee for the portion of the CO Facility that is unused. The unused line fee is calculated based upon the percentage of the CO Facility not being utilized. The OC Facility accrues the unused line fee as a percentage of the unused commitment amount at a rate ranging from 0.35% and 0.75%. The Company may make prepayments without a penalty or premium. The agreement requires certain restrictive covenants for which the Company is in compliance with as of December 31, 2022 and 2021. All balances outstanding under the CO Facility will become due in November 2025. Deferred financing costs incurred by the Company related to the CO Facility were approximately $424,000 and $75,000 during the period ended December 31, 2022 and 2021, respectively. In March 2021, the Company, through its newly formed subsidiary, NBL SPV II, LLC (“SPV II”), entered into a master repurchase agreement (the “DB Facility”) with Deutsche Bank AG (“DB”) in an amount up to $100,000,000. The DB Facility is a full recourse and uncommitted arrangement that allows DB to purchase eligible SBA 504 loans from the Company at a purchase price as determined by the agreement. In November 2022, the Company amended its DB Facility to reduce the facility amount from up to $150,000,000 to up to $50,000,000 and to include non-SBA loans as eligible loans under the facility. As of December 31, 2022 and 2021, the Company had approximately $0 and $11,100,000, respectively, outstanding balance under the DB Facility. Borrowings under the agreement bear interest at a rate equal to the 1-month SOFR rate plus an applicable spread of 2.75% or plus 4.5% (other than 504 Loans). The Company may make prepayments without a penalty or premium as long as the prepayment is either the result of a full payment made by the mortgagor of such loan, a whole loan sale by the Company, or in the event that a loan becomes subjected to a mandatory repurchase event as per the terms of the agreement. The DB Facility is guaranteed by NBSC and allows for borrowings for a two year period ending Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 13

on the second anniversary of the execution of the agreement for an amount up to $50,000,000. The agreement provides for two six-month extension periods as long as certain conditions are met as defined by the agreement. All balances outstanding under the Facility will become due on the second anniversary of the closing date, or November 2024, provided that the facility is not extended by the Company. Deferred financing costs incurred by the Company related to the DB Facility were approximately $223,000 and $893,000 during the period ended December 31, 2022 and 2021, respectively. In September 2021, the Company, through its newly formed subsidiary, NBL SPV III, LLC (“SPV III”), entered into a revolving line of credit agreement (the “OFB Facility”) with One Florida Bank, a Florida banking corporation (“OFB”), to finance eligible SBA 504 loans as determined by the agreement. The OFB Facility is guaranteed by NBL and NBSC and allows for borrowings up to $20,000,000 for a period of two years from the closing date. In September 2022, the Company amended its OFB Facility to include eligible non-SBA, or conventional, loans. as well as to extend the maturity date of the facility from September 2023 to September 2024 at which point all balances then outstanding under the facility will become due. As of December 31, 2022 and 2021, the Company had approximately $19,924,000 and $3,400,000, respectively, outstanding under the OFB Facility. Advances under the agreement accrue interest at a rate of Prime plus 1.0%. and in no event shall the total rate be less than 4.25%. Deferred financing costs incurred by the Company related to the OFB Facility were approximately $55,000 and $177,000 during the period ended December 31, 2022 and 2021, respectively. As presented on the consolidated statements of operations, interest expense for the years ended December 31, 2022 and 2021 was approximately $3,109,000 and $2,210,000, respectively, which included amortization of deferred financing costs of approximately $741,000 and $694,000, respectively. 6. Commitments and Contingencies Legal Contingencies In the normal course of business, the Company may become involved in various legal claims. However, management is not currently aware of any legal claims against the Company which would have a material adverse effect on the operations, cash flows or assets and liabilities of the Company. 7. Related Party Transactions Due to affiliates consists of amounts payable to the Company’s parent and other related parties, for expenses incurred on behalf of the Company. Due from affiliates consists of amounts receivable from the Company’s parent and other related parties for expenses paid on behalf of the other. During the years ended December 31, 2022 and 2021, the Company incurred expenses of approximately $33,000 and $22,000, respectively, of insurance premiums, approximately $6,000 and $15,000, respectively, of advertising costs, approximately $23,000 and $4,000, respectively, of professional fees, and approximately $70,000 and $26,000, respectively, in other operating expenses from NBSC, which are included in other operating expenses on the consolidated statements of operations. Furthermore, during the year ended December 31, 2022 and 2021, the Company incurred $232,000 and $161,000, respectively, from NBSC related to salaries for management and certain other employees that perform services for the Company, which are included in salaries and benefits on the consolidated statements of operations. The Company subleases office space from Newtek Small Business Finance, LLC (“NSBF”) in Lake Success, NY. The rent payment is based upon an allocation of headcount in the Lake Success office space and amounted to rent expense of approximately $8,000 and $6,000 incurred for the year ended December 31, 2022 and 2021, respectively. Additionally, NSBF charged the Company approximately $2,000 and $5,000 respectively, in other operating expenses during the year Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 14

Newtek Business Lending, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2022 and 2021

ended December 31, 2022 and 2021. These charges from NSBF were included in other general and administrative expenses on the consolidated statements of operations.

The Company's affiliates also performed certain services for the Company, which included approximately $73,000 and $71,000 for IT support from Newtek Technology Solutions, Inc. and approximately $4,000 and $4,000 in payroll processing fees from PMTWorks Payroll, LLC, during the year ended December 31, 2022 and 2021, respectively, which are included in other general and administrative expenses on the consolidated statements of operations. The Company also incurred approximately $393,000 and $274,000 in legal services from NSBF, and approximately $302,000 and $366,000 of loan servicing fees from Small Business Lending, LLC, during the year ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022 and 2021, the Company incurred approximately $16,000 and $15,000 of customer support services from Titanium Asset Management LLC, respectively. These expenses are included in other general and administrative expenses on the consolidated statements of operations.

The Company performed administrative services for its affiliate, Newtek Conventional Lending, LLC ("NCL"), which consisted of loan underwriting, origination and packaging services, and closing and compliance services. During the year ended December 31, 2022 and 2021, these administrative services in the amount approximately $86,000 and $105,000, respectively, were included in other income on the consolidated statements of operations.

In December 2022, the Company sold six loans that it had previously originated having an outstanding principal balance of approximately $21,770,000 to Newt-TSO II SPV, LLC. The loans were sold at discount to par value resulting in a realized loss of approximately $733,000, which has been included in net realized gain on sale of loans on the consolidated statements of operations. The Company is not affiliated with the borrowers of the loans.

In November 2021, the Company sold one loan to NCL in the amount of $10,286,000. The sale was made at par and no realized or unrealized gains or losses have been recorded related to the transaction. The Company received $5,131,000 in cash and $5,155,000 was deemed a return of capital related to the transaction. The Company is not affiliated with the borrowers of the loans.

8. Concentration of Risk

As of December 31, 2022, the Company had four borrowers that represented greater than 10% of total loans receivable at fair value. In aggregate, these borrowers represented approximately 52% of total loans receivable at fair value. For the period ended December 31, 2022, two borrowers represented more than 10% of total interest income. In aggregate, these borrowers represented approximately 26% of total interest income.

As of December 31, 2021, the Company had four borrowers that represented greater than 10% of total loans receivable at fair value. In aggregate, these borrowers represented approximately 49% of total loans receivable at fair value. For the period ended December 31, 2021, two borrowers represented more than 10% of total interest income. In aggregate, these borrowers represented approximately 25% of total interest income.

9. Financial Highlights

The financial highlights for the Company are as follows:

	2022	2021
Total return on average member's capital[1]	14.27 %	11.51 %
Ratio of expenses to average member's capital[1]	24.83 %	17.53 %
Ratio of income from investment operations to average member's capital[1]	14.27 %	11.51 %

(1) Average member's capital is the average of beginning and ending member's capital for the years ended December 31, 2022 and 2021.

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10. Stock Compensation During 2021, the Company’s Board approved the 2021 Stock Incentive Plan (the “Incentive Plan”) to advance the interests of the Company through providing select employees and officers grants of the Parent’s common stock currently traded on the Nasdaq Global Market, under the symbol “NEWT”. The grants made in accordance with the Incentive Plan were dated February 15, 2021 and vest in accordance with a continuous service condition. Per the terms of the Incentive Plan, the shares authorized shall not exceed 150,000 shares and the maximum number of shares an employee may be granted in any calendar year is 10,000 shares. For the years ended December 31, 2022 and 2021, the Company recorded stock compensation expense of $42,000 and $371,000, respectively. which is included in salaries and benefits on the consolidated statements of operations. For the years ended December 31, 2022 and 2021, the Company accrued $34,000 and $53,000 related to unvested grants. 11. Employee Benefit Plans Defined Contribution Plan NBL’s employees participate in a defined contribution 401(k) plan (the “Plan”) adopted by NBSC in 2004 which covers substantially all employees based on eligibility. The Plan is designed to encourage savings on the part of eligible employees and qualifies under Section 401(k) of the Internal Revenue Code. Under the Plan, eligible employees may elect to have a portion of their pay, including overtime and bonuses, reduced each pay period, as pre-tax contributions. NBSC, through NBL, may elect to make a matching contribution equal to a specified percentage of the participant’s contribution, on their behalf as a pre-tax contribution. At December 31, 2022, NBL accrued approximately $13,000 for a matching contribution, which has not yet been paid. A matching contribution related to the year ended December 31, 2021 in the amount of $10,000 was made in May 2022. 12. Subsequent Events As of December 31, 2022, the Company’s membership interests were held by Newtek Business Services Corp., (the “Parent” or “NBSC”) through its subsidiary, Newtek Business Services Holdco 6, Inc. (“Holdco”). On January 6, 2023, the Parent completed the acquisition of NBNYC, a national bank regulated and supervised by the OCC, pursuant to which the Parent acquired from the NBNYC shareholders all of the issued and outstanding stock of NBNYC for $20 million. NBNYC has been renamed Newtek Bank, National Association and has become a wholly owned subsidiary of the Parent. In connection with the completion of the acquisition, the Parent contributed all of its membership interests in NBL to Newtek Bank. Upon the consummation of the acquisition, Newtek Bank entered into an operating agreement with the OCC concerning certain matters including capital, liquidity and concentration limits, and memorializing the business plan submitted to the OCC. Newtek Business Lending, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2022 and 2021 16

Newtek Business Lending, LLC and Subsidiaries
Notes to Consolidated Financial Statements - Supplement to Note 3
December 31, 2022 and 2021

The following table presents selected information for loans receivable at fair value that were 5.0% or greater of member's capital included on the consolidated statements of assets and liabilities at December 31, 2022.

	Loan Details, if applicable						
Industry	**Loan Name**	**Interest Rate**	**Maturity**	**Principal (000's)**	**Cost (000's)**	**Fair Value (000's)**	**% of Member's Capital**
Food Services and Drinking Places:							
	Von Esselborn, Inc.	Prime plus 1.00%	05/01/34	$ 11,795	$11,795	$ 11,835	39.2%
	All other	*n/a*	*n/a*	4,783	4,783	4,726	15.7%
Accommodation:							
	Sigma Hospitality Wilkes Barre LP	5 Yr Treas plus 4.15%	04/01/32	8,927	8,927	8,486	28.1%
	Novi Oaks Hotel, LLC	Prime plus 3.50%	03/01/23	4,787	4,787	4,787	15.9%
	Tradition One LLC	Prime plus 3.25%	04/01/23	3,510	3,510	3,510	11.6%
	All other	*n/a*	*n/a*	3,855	3,855	3,940	13.1%
Nursing and Residential Care Facilities:							
	Coconut Point Living, LLC	5 Yr Treas plus 4.85%	11/01/30	8,655	8,655	8,334	27.6%
	Anderson Behavioral Health, Inc.	5 Yr Treas plus 6.50%	11/01/47	7,208	7,208	7,376	24.5%
Real Estate:							
	RPH Tacoma, LP	Prime plus 3.00%	03/01/23	3,954	3,954	3,954	13.1%
	All other	*n/a*	*n/a*	416	416	406	1.3%
Printing and Related Support Activities				2,490	2,490	2,465	8.2%
Building Material and Garden Equipment and Supplies Dealers				1,841	1,841	1,843	6.1%
Fabricated Metal Product Manufacturing				1,709	1,709	1,713	5.7%
Miscellaneous Manufacturing				1,404	1,404	1,404	4.7%
Repair and Maintenance				1,256	1,256	1,255	4.2%
Food and Beverage Stores				1,088	1,088	1,076	3.6%
Amusement, Gambling, and Recreation Industries				919	919	919	3.0%
Beverage and Tobacco Product Manufacturing				758	758	763	2.5%
Performing Arts, Spectator Sports, and Related Industries				374	374	371	1.2%
Personal and Laundry Services				262	262	259	0.9%
Social Assistance				205	205	210	0.7%
Sporting Goods, Hobby, Musical Instrument, and Book Stores				119	119	114	0.4%
	Total			**$ 70,315**	**$70,315**	**$ 69,746**	

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Newtek Business Lending, LLC and Subsidiaries
Notes to Consolidated Financial Statements - Supplement to Note 3
December 31, 2022 and 2021

The following table presents selected information for loans receivable at fair value that were 5.0% or greater of member's capital included on the consolidated statements of assets and liabilities at December 31, 2021.

	Loan Details, if applicable						
Industry	**Loan Name**	**Interest Rate**	**Maturity**	**Principal (000's)**	**Cost (000's)**	**Fair Value (000's)**	**% of Member's Capital**
Real Estate	RPH Tacoma, LP	Prime plus 3.00%	11/01/32	$ 8,783	$ 8,783	$ 9,047	25.0%
Nursing and Residential Care Facilities	Coconut Point Living, LLC	5 Yr Treas plus 4.85%	11/01/30	8,736	8,736	8,998	24.9%
Rental and Leasing Services:							
	MaxStorage, LLC - 1st lien	5 Yr Treas plus 5.00%	11/01/31	5,875	5,875	6,051	16.7%
	MaxStorage, LLC - 2nd lien	Prime plus 3.25%	04/01/22	1,834	1,834	1,834	5.1%
Accommodation:							
	Tradition One LLC	Prime plus 3.25%	04/01/32	4,360	4,360	4,491	12.4%
	537 Maple Hotel, LLC	Prime plus 4.00%	02/01/22	2,030	2,030	2,030	5.6%
Consumer Goods Rental:							
	100 Wilbur Place LLC - 1st lien	Prime plus 3.00%	10/01/32	4,020	4,020	4,140	11.5%
	100 Wilbur Place LLC - 2nd lien	Prime plus 3.00%	10/01/22	2,616	2,616	2,616	7.2%
Food Services & Drinking Places:							
	Black Star Hospitality Holdings, LLC	5 Yr Treas plus 8.00%	01/01/32	4,000	4,000	4,120	11.4%
	Royal Palm Pointe Investors, LLC	Prime plus 3.00%	02/01/32	2,194	2,194	2,259	6.2%
	All others	*n/a*	*n/a*	4,549	4,549	4,647	12.9%
Lessors on Nonresidential buildings:							
	110 Wilbur Place LLC - 1st lien	Prime plus 3.00%	03/01/32	2,791	2,791	2,998	8.3%
	110 Wilbur Place LLC - 2nd lien	Prime plus 3.00%	03/01/22	2,158	2,158	2,158	6.0%
Miscellaneous Manufacturing				3,140	3,140	3,192	8.8%
Child Day Care Services				2,512	2,512	2,585	7.1%
Professional, Scientific, and Technical Services				2,526	2,526	2,570	7.1%
Amusement, Gambling, and Recreation Industries				1,139	1,139	1,167	3.2%
Building Material and Garden Equipment and Supplies Dealers				987	987	1,015	2.8%
Repair and Maintenance				336	336	336	0.9%
Sporting Goods, Hobby, Musical Instrument, and Book Stores				216	216	219	0.6%
	Total			**$ 64,802**	**$ 64,802**	**$ 66,473**	

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